Part III: **Manner of Operations**

Item 25: Fair Access

    a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?

    X Yes   **☐** No

    b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?

    X Yes   **☐** No

    If yes,

      i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and

      CHAU~~, YANG~~

      ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.

      The Blue Ocean ATS is not accepting orders in the symbol~~s CHAU or YANG~~ from any Subscriber.